UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 3 February 2025 entitled ‘Total Voting Rights and Issued Capital’.
99.2Media release dated 13 February 2025 entitled ‘Safety is Rio Tinto’s priority as Tropical Cyclone Zelia intensifies’.
99.3Media release dated 16 February 2025 entitled ‘Rio Tinto provides Iron Ore update following Tropical Cyclone Zelia’.
99.4Stock Exchange announcement dated 19 February 2025 entitled ‘Mineral Resources and Ore Reserves updates’.
99.5Stock Exchange announcement dated 19 February 2025 entitled ‘Mineral Resources and Ore Reserves updates: supporting information and Table 1 checklists’.
99.6Media release dated 19 February 2025 entitled ‘Rio Tinto notes Mitsui has agreed to join Rhodes Ridge Joint Venture’.
99.7Stock Exchange announcement dated 20 February 2025 entitled ‘Appendix 3A.1 – Notification of dividend / distribution’.
99.8Stock Exchange announcement dated 20 February 2025 entitled ‘Appendix 4G – Key to Disclosures – Corporate Governance Council Principles and Recommendations’.
99.9Stock Exchange announcement dated 23 February 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.10Stock Exchange announcement dated 24 February 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.11Stock Exchange announcement dated 24 February 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.12Stock Exchange announcement dated 24 February 2025 entitled ‘Appendix 3Y – Change of Director’s Interest Notice’.
99.13Stock Exchange announcement dated 25 February 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.14Stock Exchange announcement dated 25 February 2025 entitled ‘Appendix 3H – Notification of cessation of securities’.
99.15Stock Exchange announcement dated 25 February 2025 entitled ‘Appendix 3Y – Change of Director’s Interest Notice’.
99.16Stock Exchange announcement dated 25 February 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.17Media release dated 26 February 2025 entitled ‘Rio Tinto conducts first renewable diesel trial across Pilbara iron ore operations’.
99.18Stock Exchange announcement dated 27 February 2025 entitled ‘Appendix 3Y – Change of Director’s Interest Notice’.
99.19Stock Exchange announcement dated 27 February 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.20Stock Exchange announcement dated 28 February 2025 entitled ‘Form 604 – Notice of change of interests of substantial holder’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	3 March 2025	Date	3 March 2025